

07001370

SEC ... SSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beach Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, Suite 8A
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Brando (212) 888-4300
(Area Code- Telephone Number)

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Barry Lafer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beach Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ZENIA RUIZ
Notary Public, State of New York
NO. 01RU6045542
Qualified in New York County
Commission Expires July 31, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Beach Securities Corporation

We have audited the accompanying statement of financial condition of Beach Securities Corporation (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beach Securities Corporation as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 5, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

BEACH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash (Notes 2 and 3)	$730,672
Receivable from Clearing Broker (Note 4)	136,094
Receivable from Affiliates	9,840
Other Assets	17,816
Total Assets	$894,422
LIABILITIES AND SHAREHOLDERS' EQUITY	
Accrued Expenses	$477,626
Total liabilities	477,626
Shareholders' Equity:	
Common stock - no par value; authorized, issued and outstanding 100 shares	40,000
Additional paid-in capital	120,000
Retained earnings	256,796
Shareholders' equity	416,796
Total Liabilities and Shareholders' Equity	$894,422

See Notes to Statement of Financial Condition

1. BUSINESS AND ORGANIZATION:

Beach Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. The Company acts as an introducing broker for an affiliated partnership, Lafer Equity Investors, L.P. (the "Partnership"), and introduces all customers on a fully disclosed basis through Pershing LLC (the "Clearing Broker").

2. SIGNIFICANT ACCOUNTING POLICIES:

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Cash and cash equivalents consist of cash in banks and money market funds and are on deposit with JPMorganChase Bank and North Fork Bank.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4. RECEIVABLE FROM CLEARING BROKER:

Receivable from Clearing Broker primarily represents commission monies due from the Clearing Broker. The Company is subject to credit risk should the Clearing Broker be unable to repay this balance.

Pursuant to the clearing agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

5. RELATED PARTY TRANSACTIONS:

An affiliated company, Lafer Management Corp. ("Lafer"), provides personnel (including its two principal officers) needed for the day-to-day operations of the Company. The Company reimburses Lafer for the personnel costs.

6. REGULATORY REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2006, the Company had net capital of $384,140, which exceeded the requirement by $352,299.

END